FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007

Omega Navigation Enterprises, Inc.

24 Kaningos Street
Piraeus 185 34 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Omega Navigation Enterprises, Inc. on February 12,  2007

EXHIBIT 1

Omega Navigation Enterprises, Inc. Announces Agreement to Acquire Two Ice Class Panamax Product Tankers expanding its fleet to Eight Vessels

Piraeus, Greece, February 12, 2007 – Omega Navigation Enterprises, Inc. (NASDAQ:ONAV, SGX:ONAV50), a provider of global marine transportation services focusing on product tankers, announced today that it has agreed to acquire two newbuilding Ice Class 1A Panamax product tankers.  The vessels, which will be named the “Omega Emmanuel” and the “Omega Theodore” upon their delivery to the Company, each have a capacity of approximately 73,000 dwt. and are both currently under construction at STX Shipbuilding Co., South Korea.

The “Omega Emmanuel” is expected to be delivered on March 23, 2007 and the “Omega Theodore” is expected to be delivered on April 26, 2007.  Following the delivery of these vessels, Omega Navigation will have a fleet of eight product carriers with a combined cargo carrying capacity of approximately 512,358 dwt. The Company also has options to acquire two additional double hull Ice Class 1A product carriers currently under construction which are expected to be available for delivery between August and September 2007.

The agreed purchase price of the “Omega Emmanuel” and the “Omega Theodore” is $64.5 million per vessel.  The acquisitions will be funded with internally generated cash and commercial bank debt totaling $60 million per vessel.  The balance will be funded by a $4.5 million, zero coupon warrant issued to the seller for each vessel, which will convert into Omega Class A common shares, no earlier than March 31, 2009  .

The warrants will convert at a minimum price of $18 per share or at a price equal to the average market trading price during the 15 business days prior to the conversion date, less 8%, whichever is higher.  The $18 per share conversion price represents a 16% premium to the closing price of the Company’s Class A common shares, as of the market close Friday, February 09, 2007, and also a premium to the Company’s IPO price of $17 per share.

The maximum number of shares to be issued to the warrant holders will be 250,000 Class A common shares per vessel.  To the extent that the average market price during the 15 days preceding the conversion is below $18 per share, the Company has capped its downside exposure to a maximum amount of $500,000 per vessel, payable in cash, while maintaining an unlimited upside should the average trading price of the shares be above $18 per share.  The warrants are non interest bearing, will not be entitled to dividends and have no voting rights.  The Company’s strategy will be to employ these vessels via fixed period charters, as is the case with the existing fleet, at a time when management believes the vessels’ characteristics are fairly reflected in the time charter rates offered by the charterers.

George Kassiotis, President and CEO of Omega commented: “The acquisition of these vessels is a continuation of the Company’s commitment to the product tanker sector.  The acquisition of this new type of vessel offers the Company access to the niche Panamax ice class market, which we believe has significant upside potential, while still offering maximum commercial flexibility.   It solidifies our position in this market and our status as the only pure play product tanker company listed on a U.S. exchange.  We also continue to implement our strategy of investing in modern, high quality assets, while at the same time increasing shareholder value.

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of six product tankers. The current fleet includes 6 double hull product tankers with a total cargo-carrying capacity of 366,358 dwt.  All six product tankers are chartered out on 3 year period time charters. Furthermore, with the delivery of the Omega Emmanuel and Omega Theodore mentioned above, the Company will have eight product carriers with a combined cargo carrying capacity of 508,758 dwt.  The Company also has options to acquire two additional double hull Ice Class 1A product carriers currently under construction which are expected to be available for delivery between August and September 2007.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Piraeus, Greece and it also maintains an office in the United States.

Omega Navigation’s Class A common shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol “ONAV 50”.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ   07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  February 12, 2007                   By:        /s Gregory A. McGrath

                                             ------------------------

Gregory A. McGrath
Chief Financial Officer